Exhibit 12.1

AIRCASTLE LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2008		2009		2010

Fixed Charges:
Interest expense	$216,577		$172,206		$182,802
Capitalized interest	5,737		1,457		4,127
Portion of rent expense representative of interest	436		412		367

Total fixed charges	$222,750		$174,075		$187,296

Earnings:
Income from continuing operations before income taxes	$122,832		$111,152		$72,412
Fixed charges from above	222,750		174,075		187,296
Less capitalized interest from above	(5,737)		(1,457)		(4,127)
Amortization of capitalized interest	283		384		397

Earnings (as defined)	$340,128		$284,154		$255,978

Ratio of earnings to fixed charges	1.53	x	1.63	x	1.37	x